July 10, 2017

VIA EDGAR

Securities and Exchange Commission

Office of Registration and Reports

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pioneer Family of Mutual Funds

(Each Registrant listed on Attachment A hereto)

Members of the Commission:

In accordance with Rule 17g-1(g)(1) (the “Rule”) of the Investment Company Act of 1940, each of the registrants listed on Attachment A hereby files the attached Amendment (Rider 16) to Bond No. 87002116B (the “Bond”) (Exhibit 99-1) with the Securities and Exchange Commission (the “Commission”).

The sole purpose of this filing is to reflect name changes for certain insured entities under the Bond.

Please contact me at 617/517-8996 should you have any questions or require additional information.

Very truly yours,

/s/Carol B. Hannigan

Carol B. Hannigan

Assistant Secretary, Pioneer Funds

Enclosures

CC:	Terrence J. Cullen

Toby Serkin, Esq.

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Attachment A

	Registrant	Investment Company Act Registration Number
1	Pioneer Asset Allocation Trust Pioneer Solutions – Balanced Fund Pioneer Solutions – Conservative Fund Pioneer Solutions – Growth Fund	811-21569
2	Pioneer Bond Fund	811-02864
3	Pioneer Diversified High Income Trust	811-22014
4	Pioneer Emerging Markets Fund	811-08448
5	Pioneer Equity Income Fund	811-08657
6	Pioneer Floating Rate Trust	811-21654
7	Pioneer Fund	811-01466
8	Pioneer High Income Trust	811-21043
9	Pioneer High Yield Fund	811-09685
10	Pioneer ILS Bridge Fund	811-23172
11	Pioneer ILS Interval Fund	811-22987
12	Pioneer Mid Cap Value Fund	811-06106
13	Pioneer Money Market Trust, a series fund consisting of: Pioneer U.S. Government Money Market Fund	811-05099
14	Pioneer Municipal High Income Trust	811-21321
15	Pioneer Municipal High Income Advantage Trust	811-21409
16	Pioneer Real Estate Shares	811-07870
17	Pioneer Series Trust II, a series trust consisting of: Pioneer AMT-Free Municipal Fund Pioneer Select Mid Cap Growth Fund	811-21460
18	Pioneer Series Trust III, a series trust consisting of: Pioneer Disciplined Value Fund	811-21664
19	Pioneer Series Trust IV, a series trust consisting of: Pioneer Classic Balanced Fund Pioneer Multi-Asset Income Fund	811-21781
20	Pioneer Series Trust V, a series trust consisting of: Pioneer Global Equity Fund Pioneer High Income Municipal Fund Pioneer U.S. Corporate High Yield Fund	811-21823
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	Registrant	Investment Company Act Registration Number
21	Pioneer Series Trust VI, a series trust consisting of: Pioneer Floating Rate Fund Pioneer Flexible Opportunities Fund (and its wholly-owned subsidiary Pioneer Cayman Commodity Fund Ltd)	811-21978
22	Pioneer Series Trust VII, a series trust consisting of: Pioneer Global Multisector Income Fund Pioneer Global High Yield Fund	811-10395
23	Pioneer Series Trust VIII, a series trust consisting of: Pioneer International Equity Fund	811-07318
24	Pioneer Series Trust X a series trust consisting of: Pioneer Dynamic Credit Fund Pioneer Fundamental Growth Fund Pioneer Multi-Asset Ultrashort Income Fund	811-21108
25	Pioneer Series Trust XI , a series trust consisting of: Pioneer Core Equity Fund	811-01835
26	Pioneer Series Trust XII a series trust consisting of: Pioneer Disciplined Growth Fund	811-08547
27	Pioneer Short Term Income Fund	811-21558
28	Pioneer Strategic Income Fund	811-09223
29	Pioneer Variable Contracts Trust, a series trust consisting of:	811-08786
Pioneer Bond VCT Portfolio
Pioneer Emerging Markets VCT Portfolio
Pioneer Equity Income VCT Portfolio
Pioneer Fund VCT Portfolio
Pioneer Select Mid Cap Growth VCT Portfolio
Pioneer High Yield VCT Portfolio
Pioneer Mid Cap Value VCT Portfolio
Pioneer Real Estate Shares VCT Portfolio
Pioneer Strategic Income VCT Portfolio
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